Stradley, Ronon, Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7098
(215) 564-8000

July 30, 2014

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:                      Deborah O’Neill Johnson, Division of Investment Management

Re:           Context Capital Funds
(File No. 333-191710; 811-22897)

Dear Ms. Johnson:

Thank you for your telephonic comments regarding the preliminary consent solicitation statement on Schedule 14A relating to the Context Alternative Strategies Fund (the “Fund”), a portfolio of Context Capital Funds (the “Trust”), filed with the Commission on July 18, 2014 (the “Solicitation Statement”).  The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Solicitation Statement on its behalf.

Below, we describe any necessary changes made to the Solicitation Statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in a definitive consent solicitation statement on Schedule 14A, which will be filed via EDGAR on or about August 1, 2014 (the “Definitive Solicitation Statement”).  Capitalized terms not defined herein have the same meaning as in the Solicitation Statement.

Comment 1.	Please confirm whether Context will pay all of the costs of the solicitation, as is noted in brackets on page 1 of the Solicitation Statement.

Response 1.  The Trust confirms that Context will pay all of the costs of the solicitation and that the brackets around this disclosure will be removed in the Definitive Solicitation Statement.

Comment 2.	If applicable, please confirm that the Trust will comply with the requirements of Sections 15(f)(1)(A) and 15(f)(1)(B) of the Investment Company Act of 1940, as amended.

Response 2.  The Adviser does not believe that the safe harbor provided by Section 15(f) is applicable or necessary because neither the Adviser nor any Sub-Adviser received any amount or other benefit in connection with the Transaction.  The Transaction did not involve the adviser selling its advisory business to a third-party for profit and is therefore unlike the traditional circumstances under which the safe harbor benefit of Section 15(f) is sought.  Instead, the Transaction was simply an internal reorganization intended to grant ownership interests to existing employees of the Adviser Parent at the current market price for such interests and to add a second control person to the Adviser Parent General Partner.

Comment 3.
With respect to the disclosure on page 4 of the Solicitation Statement regarding the grant of a purchase option to Eric Brooks, note that the Staff offers no opinion on whether the exercise of such option will result in a separate assignment of the then current advisory agreements.

Response 3.  The Trust acknowledges that the Staff offers no opinion on whether the exercise of Mr. Brooks’ purchase option would result in a separate assignment of the then current advisory agreements.

Comment 4.
On page 5 of the Solicitation Statement, include a sentence following the table describing the Del Mar sub-advisory fee schedule that the sub-advisory fees are based on the notional value of the Fund’s assets managed by Del Mar rather than the net asset value of such assets.

Response 4.  The additional disclosure will be added to the Definitive Solicitation Statement.

Comment 5.
On page 12 of the Solicitation Statement, include additional details regarding the material factors and conclusions that formed the basis for the recommendation of the board of trustees of the Trust that shareholders approve the Advisory Agreements, as required by Instruction 1 to Item 22(c)(11) of Schedule 14A.

Response 5.  The disclosure will be revised, as requested.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (215) 564-8173.  Thank you.

Best regards,

/s/ Matthew R. DiClemente, Esq.